METALLA ANNOUNCES FINALIZATION OF EQUITY GRANT

(All dollar amounts are in United States dollars unless otherwise indicated)

FOR IMMEDIATE RELEASE	TSXV: MTA
February 13, 2026	NYSE AMERICAN: MTA

Vancouver, British Columbia: Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (NYSE American: MTA) (TSXV: MTA) announces the pricing and finalization of its annual equity grant.

ANNUAL GRANT

Further to the Company's press release dated February 11, 2026, the Company has granted an aggregate of 475,700 stock options (the "Options") to certain directors, officers, consultants, and employees of the Company.  The Options will vest in equal installments over twelve and twenty-four months and each vested Option will entitle the holder to acquire one common share of the Company at an exercise price of C$9.88, being the closing price of Metalla on the TSXV on February 12, 2026, for a period of 5 years. The Company also awarded an additional 197,800 restricted share units (the "RSUs") for an aggregate of 445,175 RSUs granted on February 12, 2026, to certain directors, officers, consultants, and employees of the Company. The RSUs will vest in equal installments over twelve and twenty-four months.

ABOUT METALLA

Metalla provides shareholders with leveraged gold, silver, and copper exposure by acquiring royalties and streams. Our goal is to increase share value by accumulating a diversified portfolio of royalties and streams with attractive returns. Our strong foundation of current and future cash-generating asset base, combined with an experienced team, gives Metalla a path to become one of the leading royalty companies.

For further information, please visit our website at www.metallaroyalty.com.

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"

Chief Executive Officer

CONTACT INFORMATION

Metalla Royalty & Streaming Ltd.

Brett Heath, Chief Executive Officer

Phone: 604-696-0741

Email: info@metallaroyalty.com

Kristina Pillon, Investor Relations

Phone: 604-908-1695

Email: kristina@metallaroyalty.com

Website: www.metallaroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this press release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements.